Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Nine Months Ended September 30,
Millions of Dollars, Except for Ratios	2006	2005
Earnings:
Net income	$ 1,121	$ 730
Equity earnings net of distributions	(48)	(38)
Total earnings	1,073	692
Income taxes	655	239
Fixed charges:
Interest expense including amortization of debt discount	359	384
Portion of rentals representing an interest factor	182	163
Total fixed charges	541	547
Earnings available for fixed charges	$ 2,269	$ 1,478
Ratio of earnings to fixed charges	4.2	2.7